Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2008 and 2007

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2008	2007
Basic - assumes no dilution:
Net income for the period	$14,256	$23,268
Weighted average number of common shares outstanding during the period	41,055	43,118

Net income per share – basic	$0.35	$0.54

Diluted - assumes full dilution:
Net income for the period	$14,256	$23,268
Interest expense, net of tax, on dilutive Senior Convertible Notes (1)	—	187

Adjusted net income for the period	$14,256	$23,455

Weighted average number of common shares outstanding during the period	41,055	43,118
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	60	252
Common stock units related to Deferred Equity Compensation Plan for Directors	213	216
Common stock units related to Deferred Compensation Plan for Employees	220	216
Restricted common stock units related to Incentive Compensation Plan	598	376
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes (1)	—	1,218

Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,146	45,396

Net income per share – diluted	$0.34	$0.52

(1)	On May 14, 2007, the Company redeemed all remaining Senior Convertible Notes.